寶維斯律師事務所
香港及國際律師

12TH FLOOR, HONG KONG CLUB BUILDING 3A CHATER ROAD, CENTRAL, HONG KONG
TELEPHONE (852) 2536-9933 FACSIMILE (852) 2536-9622

WRITER'S DIRECT DIAL NUMBER

WRITER'S DIRECT E-MAIL ADDRESS

WRITER'S DIRECT FACSIMILE

PARTNERS
JEANETTE K. CHAN
JOHN E. LANGE



Rule 12g3-2(b) File No. 82-34792

May 30, 2007



By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Doc #:BJ1:65874.1

This letter, together with the enclosure listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,

Jeanette K. Chan

Enclosures

# ANNEX A

| Date | Description |
|---|---|
| May 16, 2007 | Announcement of the Results for the Three Months Ended 31 March, 2007 |
| May 16, 2007 | Voting Results at the 2007 Annual General Meeting of Tencent Holdings Limited |

Tencent 腾讯

# TENCENT HOLDINGS LIMITED

# 騰訊控股有限公司

*(Incorporated in the Cayman Islands with limited liability)*
(Stock Code: 700)

## ANNOUNCEMENT OF THE RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2007

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three months ended 31 March 2007. These interim results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with International Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the International Auditing and Assurance Standards Board, and by the Audit Committee of the Company, comprising a majority of the independent non-executive directors of the Company.

## CONDENSED CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2007 AND 31 DECEMBER 2006

| | **Unaudited 31 March 2007** *RMB'000* | Audited 31 December 2006 *RMB'000* |
|---|---|---|
| **ASSETS** | | |
| **Non-current assets** | | |
| Fixed assets | **617,191** | 549,109 |
| Construction in progress | **17,916** | 14,462 |
| Leasehold land and land use rights | **9,967** | 10,018 |
| Intangible assets | **173,606** | 155,587 |
| Held-to-maturity investments | **77,342** | - |
| Deferred income tax assets | **123,642** | 130,522 |
| Available-for-sale financial assets | **56,440** | 56,440 |
| | **1,076,104** | 916,138 |
| **Current assets** | | |
| Inventories | **2,426** | 2,466 |
| Accounts receivable | **456,633** | 399,337 |
| Prepayments, deposits and other receivables | **105,204** | 113,768 |
| Financial assets held for trading | **294,018** | 195,907 |
| Held-to-maturity investments | **232,026** | 234,261 |
| Term deposits with initial term of over three months | **1,092,633** | 944,375 |
| Cash and cash equivalents | **1,690,570** | 1,844,320 |
| | **3,873,510** | 3,734,434 |
| **Total assets** | **4,949,614** | 4,650,572 |

| | Unaudited 31 March 2007 *RMB'000* | Audited 31 December 2006 *RMB'000* |
|---|---|---|
| **EQUITY** | | |
| **Shareholders' equity** | | |
| Share capital | **193** | 192 |
| Share premium | **1,480,192** | 1,459,020 |
| Share-based compensation reserve | **137,068** | 118,078 |
| Other reserves | **86,469** | 80,925 |
| Retained earnings | **2,344,166** | 2,059,541 |
| | **4,048,088** | 3,717,756 |
| **LIABILITIES** | | |
| **Non-current liabilities** | | |
| Deferred income tax liabilities | **22,782** | 16,821 |
| Long term payable | **48,677** | 48,148 |
| | **71,459** | 64,969 |
| **Current liabilities** | | |
| Accounts payable | **61,222** | 38,934 |
| Other payables and accruals | **369,906** | 444,387 |
| Current income tax liabilities | **40,543** | 47,472 |
| Other tax liabilities | **51,072** | 17,715 |
| Deferred revenue | **307,324** | 319,339 |
| | **830,067** | 867,847 |
| **Total liabilities** | **901,526** | 932,816 |
| **Total equity and liabilities** | **4,949,614** | 4,650,572 |
| **Net current assets** | **3,043,443** | 2,866,587 |
| **Total assets less current liabilities** | **4,119,547** | 3,782,725 |

## CONDENSED CONSOLIDATED INCOME STATEMENT
## FOR THE THREE MONTHS ENDED 31 MARCH 2007

| | Note | Unaudited Three months ended 31 March 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|---|
| **Revenues** | | | |
| Internet value-added services | | **501,787** | 436,538 |
| Mobile and telecommunications value-added services | | **196,544** | 163,426 |
| Online advertising | | **74,068** | 41,770 |
| Others | | **662** | 3,571 |
| | 2 | **773,061** | 645,305 |
| Cost of revenues | 5 | **(237,519)** | (175,693) |
| **Gross profit** | | **535,542** | 469,612 |
| Other gains, net | 4 | **34,013** | 21,536 |
| Selling and marketing expenses | 5 | **(70,210)** | (79,748) |
| General and administrative expenses | 5 | **(171,977)** | (129,807) |
| **Operating profit** | * | **327,368** | 281,593 |
| Finance costs, net | ** | **(12,505)** | (10,095) |
| **Profit before income tax** | | **314,863** | 271,498 |
| Income tax expenses | 6 | **(24,694)** | (21,798) |
| **Profit for the period** | | **290,169** | 249,700 |
| Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in RMB per share) | | | |
| - basic | 7 | **0.164** | 0.141 |
| - diluted | 7 | **0.158** | 0.137 |

* After deduction of share-based compensation charge amounting to RMB 18,787,000 for the three months ended 31 March 2007 (three months ended 31 March 2006: RMB 14,429,000).

** Included foreign exchange loss of RMB 11,975,000 for the three months ended 31 March 2007 (three months ended 31 March 2006: RMB 10,095,000).

## CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
## FOR THE THREE MONTHS ENDED 31 MARCH 2007

| | Unaudited | | | | | | |
|---|---|---|---|---|---|---|---|
| | **Share capital** | **Share premium** | **Share-based compensation reserve** | **Capital reserve** | **Statutory reserves** | **Retained earnings** | **Total** |
| | ***RMB'000*** | ***RMB'000*** | ***RMB'000*** | ***RMB'000*** | ***RMB'000*** | ***RMB'000*** | ***RMB'000*** |
| **Balance at 1 January 2007** | **192** | **1,459,020** | **118,078** | **20,000** | **60,925** | **2,059,541** | **3,717,756** |
| Profit for the period | - | - | - | - | - | **290,169** | **290,169** |
| Employees share option scheme: | | | | | | | |
| - value of employee services | - | - | **18,990** | - | - | - | **18,990** |
| - proceeds from shares issued | **1** | **21,172** | - | - | - | - | **21,173** |
| Profit appropriations to statutory reserves | - | - | - | - | **5,544** | **(5,544)** | - |
| **Balance at 31 March 2007** | **193** | **1,480,192** | **137,068** | **20,000** | **66,469** | **2,344,166** | **4,048,088** |

| | Unaudited | | | | | | |
|---|---|---|---|---|---|---|---|
| | Share capital | Share premium | Share-based compensation reserve | Capital reserve | Statutory reserves | Retained earnings | Total |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| **Balance at 1 January 2006** | 192 | 1,666,044 | 40,109 | 20,000 | 46,609 | 1,155,459 | 2,928,413 |
| Profit for the period | - | - | - | - | - | 249,700 | 249,700 |
| Employees share option scheme: | | | | | | | |
| - value of employee services | - | - | 14,429 | - | - | - | 14,429 |
| - proceeds from shares issued | 1 | 8,392 | - | - | - | - | 8,393 |
| Repurchase and cancellation of shares | (1) | (81,813) | - | - | - | - | (81,814) |
| Profit appropriations to statutory reserves | - | - | - | - | 14,316 | (14,316) | - |
| **Balance at 31 March 2006** | 192 | 1,592,623 | 54,538 | 20,000 | 60,925 | 1,390,843 | 3,119,121 |

## CONDENSED CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE MONTHS ENDED 31 MARCH 2007

| | Unaudited Three months ended 31 March | |
|---|---|---|
| | 2007 | 2006 |
| | *RMB'000* | *RMB'000* |
| **Net cash flows from operating activities** | **142,900** | 326,027 |
| **Net cash flows used in investing activities** | **(311,871)** | (143,196) |
| **Net cash flows from / (used in) financing activities** | **21,173** | (73,421) |
| **(Decrease) / increase in cash and cash equivalents** | **(147,798)** | 109,410 |
| Cash and cash equivalents at beginning of period | **1,844,320** | 1,576,044 |
| Exchange losses on cash and cash equivalents | **(5,952)** | (6,254) |
| **Cash and cash equivalents at end of period** | **1,690,570** | 1,679,200 |
| Analysis of balances of cash and cash equivalents: | | |
| Bank balances and cash | **965,381** | 1,241,182 |
| Short-term highly liquid investments with initial term of three months or less | **725,189** | 438,018 |
| | **1,690,570** | 1,679,200 |

*Note:*

1 **General information**

Tencent Holdings Limited (the "Company") was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June 2004.

The Company is an investment holding company. The Group is principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The condensed consolidated balance sheet as at 31 March 2007 and the related condensed consolidated statements of income, changes in shareholders' equity and cash flows for the three months ended 31 March 2007 (collectively defined as the "Interim Financial Statements") of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

The Interim Financial Statements should be read in conjunction with the annual consolidated financial statements of the Group for the year ended 31 December 2006 (the "2006 Financial Statements") as set out in the 2006 annual report of the Company dated 21 March 2007.

The accounting policies and method of computation used in the preparation of the Interim Financial Statements are consistent with those used in the 2006 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets held for trading.

***Assessment and adoption of new IFRS, interpretations and amendments***

The following new standards, amendments and interpretations to existing standards have been published and are mandatory for the financial year ending 31 December 2007.

| | |
|---|---|
| IAS 1 (Amendment) | Presentation of Financial Statements: Capital Disclosure |
| IFRS 7 | Financial Instruments: Disclosures |
| IFRIC 7 | Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies |
| IFRIC 8 | Scope of IFRS 2 |
| IFRIC 9 | Reassessment of Embedded Derivatives |
| IFRIC 10 | Interim Financial Reporting and Impairment |

Management has assessed the relevance of these new standards, interpretations and amendments with respect to the Group's operations and their impact on the Group's accounting policies. In summary:

1) IAS 1 (Amendment) requires an entity to disclose the information that enables users of its financial statements to evaluate the entity's objectives, policies and process of managing capital and the Group has made the related disclosure information in the Interim Financial Statements;

2) IFRS 7 introduces new disclosures relating to financial instruments and the Group has made the related disclosure information in the Interim Financial Statements;

3) IFRIC 7 is not relevant to the Group's operations;

4) IFRIC 8, IFRIC 9 and IFRIC 10 did not have a significant impact on the Group's financial statements.

2 **Segment information**

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three months ended 31 March 2007 and 2006 are presented as follows:

| | **Unaudited Three months ended 31 March 2007** | | | | |
|---|---|---|---|---|---|
| | **Internet value-added services** | **Mobile and telecommunications value-added services** | **Online advertising** | **Others** | **Total** |
| | ***RMB'000*** | ***RMB'000*** | ***RMB'000*** | ***RMB'000*** | ***RMB'000*** |
| Revenues | 501,787 | 196,544 | 74,068 | 662 | 773,061 |
| Gross profit/(loss) | 378,762 | 119,051 | 44,187 | (6,458) | 535,542 |
| Other gains, net | | | | | 34,013 |
| Selling and marketing expenses | | | | | (70,210) |
| General and administrative expenses | | | | | (171,977) |
| Operating profit | | | | | 327,368 |
| Finance costs, net | | | | | (12,505) |
| Profit before income tax | | | | | 314,863 |
| Income tax expenses | | | | | (24,694) |
| Profit for the period | | | | | 290,169 |

| | Unaudited Three months ended 31 March 2006 | | | | |
|---|---|---|---|---|---|
| | Internet value-added services | Mobile and telecommunications value-added services | Online advertising | Others | Total |
| | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* | *RMB'000* |
| Revenues | 436,538 | 163,426 | 41,770 | 3,571 | 645,305 |
| Gross profit/(loss) | 341,855 | 103,985 | 25,004 | (1,232) | 469,612 |
| Other gains, net | | | | | 21,536 |
| Selling and marketing expenses | | | | | (79,748) |
| General and administrative expenses | | | | | (129,807) |
| Operating profit | | | | | 281,593 |
| Finance costs, net | | | | | (10,095) |
| Profit before income tax | | | | | 271,498 |
| Income tax expenses | | | | | (21,798) |
| Profit for the period | | | | | 249,700 |

## 3 Share option

### (a) Share option schemes

The Company has adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants: the Pre-initial public offering Share Option Scheme ("Pre-IPO Share Option Scheme") and the Post-initial public offering Share Option Scheme ("Post-IPO Share Option Scheme").

As at the listing date of the Company on 16 June 2004, all options under the Pre-IPO Share Option Scheme had been granted. The maximum number of shares in respect of which options may be granted under the Post-IPO Share Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Share Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as at the date of the initial public offering.

### (b) Movements in share options

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

| | Pre-IPO Share Option Scheme | | Post-IPO Share Option Scheme | | Total |
|---|---|---|---|---|---|
| | Average exercise price | No. of options | Average exercise price | No. of options | No. of options |
| At 1 January 2006 | USD0.0933 | 31,574,357 | HKD6.1627 | 51,293,646 | 82,868,003 |
| Granted | - | - | HKD11.5500 | 10,950,000 | 10,950,000 |
| Exercised | USD0.0792 | (4,365,293) | HKD4.2723 | (1,263,276) | (5,628,569) |
| Lapsed | USD0.1967 | (91,420) | HKD4.6913 | (691,780) | (783,200) |
| At 31 March 2006 | USD0.0952 | 27,117,644 | HKD7.1977 | 60,288,590 | 87,406,234 |
| **At 1 January 2007** | **USD0.1010** | **19,006,964** | **HKD8.4787** | **62,362,775** | **81,369,739** |
| **Granted** | - | - | - | - | - |
| **Exercised** | **USD0.1005** | **(3,615,386)** | **HKD5.5907** | **(3,278,909)** | **(6,894,295)** |
| **Lapsed** | **USD0.1967** | **(12,880)** | **HKD8.0724** | **(291,582)** | **(304,462)** |
| **At 31 March 2007** | **USD0.1010** | **15,378,698** | **HKD8.6418** | **58,792,284** | **74,170,982** |

During the three months ended 31 March 2007, no share options were granted to employees or directors of the Company or any consultants.

Of the 74,170,982 options outstanding as at 31 March 2007 (31 March 2006: 87,406,234 options), 23,862,903 options (31 March 2006: 24,603,166 options) were exercisable. Options exercised during the three months ended 31 March 2007 resulted in 6,894,295 ordinary shares issued. The weighted average price of the shares at the time these options were exercised was HKD28.72 (equivalent to approximately RMB28.43) per share.

4 **Other gains, net**

| | Unaudited Three months ended 31 March 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| Interest income | **19,982** | 17,335 |
| Fair value gains on financial assets held for trading | **2,038** | 4,201 |
| Government subsidies | **11,476** | - |
| Others | **517** | - |
| | **34,013** | 21,536 |

5 **Expenses by nature**

| | Unaudited Three months ended 31 March 2007 RMB'000 | 2006 RMB'000 |
|---|---|---|
| Employee benefit expenses *(Note)* | **155,233** | 125,877 |
| Mobile and telecom charges and bandwidth and server custody fees | **103,535** | 98,686 |
| Promotion and advertising expenses | **37,250** | 42,255 |
| Travelling and entertainment expenses | **18,966** | 17,826 |
| Depreciation of fixed assets *(Note)* | **31,198** | 22,009 |
| Amortisation of intangible assets | **6,997** | 5,243 |
| Operating lease rentals in respect of office buildings | **14,606** | 6,861 |
| Value-added tax paid/payable in intragroup software sales | **-** | 1,500 |
| Other expenses | **111,921** | 64,991 |
| Total cost of revenues, selling and marketing expenses and general and administrative expenses | **479,706** | 385,248 |

*Note:*

Research and development expenses were RMB80,129,000 for the three months ended 31 March 2007 (for the three months ended 31 March 2006: RMB62,921,000), which included employee benefit expenses of approximately RMB66,500,000 and depreciation of fixed assets of approximately RMB11,874,000 (for the three months ended 31 March 2006: RMB51,923,000 and RMB8,513,000 respectively).

The Group did not capitalise any research and development expenses for the three months ended 31 March 2007 (for the three months ended 31 March 2006: Nil).

6 **Income tax**

(i) **Cayman Islands and British Virgin Islands Profits Tax**

The Group has not been subject to any taxation in these jurisdictions for the three months ended 31 March 2007 and 2006, respectively.

(ii) **Hong Kong Profits Tax**

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the three months ended 31 March 2007 and 2006, respectively.

(iii) **PRC Enterprise Income Tax**

PRC Enterprise Income Tax ("EIT") has been provided on the assessable income of entities within the Group incorporated in the PRC for the three months ended 31 March 2007 and 2006, respectively, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

Subsidiaries established in the Shenzhen Special Economic Zone and Beijing High Technology Zone of the PRC are subject to EIT at a rate of 15%. A subsidiary established in Nanjing of the PRC is subject to EIT at a rate of 33%.

The tax charges of the Group for the three months ended 31 March 2007 and 2006 are analysed as follows:

| | **Unaudited Three months ended 31 March** | |
|---|---|---|
| | **2007** | 2006 |
| | ***RMB'000*** | *RMB'000* |
| PRC current tax | **12,713** | 22,646 |
| Deferred tax | **11,981** | (848) |
| | **24,694** | 21,798 |

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate applicable in Shenzhen and High Technology Zone in Beijing, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

| | **Unaudited Three months ended 31 March** | |
|---|---|---|
| | **2007** | 2006 |
| | ***RMB'000*** | *RMB'000* |
| Profit before income tax | **314,863** | 271,498 |
| Tax calculated at a tax rate of 15% | **47,229** | 40,725 |
| Effects of different tax rates applicable to different companies of the Group | **1,685** | 4,552 |
| Effects of tax holiday on assessable profits of subsidiaries incorporated in the PRC | **(36,469)** | (28,910) |
| Expenses not deductible for tax purposes | **6,258** | 5,431 |
| Unrecognised tax assets | **5,991** | - |
| Tax charge | **24,694** | 21,798 |

## 7 Earnings per share

### Basic

Basic earnings per share ("EPS") are calculated by dividing the profits for the periods by the weighted average number of ordinary shares in issue during each period.

| | Unaudited Three months ended 31 March | |
|---|---|---|
| | **2007** | 2006 |
| Profit attributable to the equity holders of the Company for the period (RMB'000) | **290,169** | 249,700 |
| Weighted average number of ordinary shares in issue (thousand shares) | **1,772,328** | 1,771,972 |
| Basic EPS (RMB per share) | **0.164** | 0.141 |

### Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

| | Unaudited Three months ended 31 March | |
|---|---|---|
| | **2007** | 2006 |
| Profit attributable to the equity holders of the Company for the period (RMB'000) | **290,169** | 249,700 |
| Weighted average number of ordinary shares in issue (thousand shares) | **1,772,328** | 1,771,972 |
| Adjustments for share options (thousand shares) | **58,738** | 50,638 |
| Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousand shares) | **1,831,066** | 1,822,610 |
| Diluted EPS (RMB per share) | **0.158** | 0.137 |

8 **Dividends**

Pursuant to a resolution passed by the board of directors dated 21 March 2007, a final dividend for 2006 of HKD0.12 (2005: HKD0.08) per share was proposed and is subject to the approval of shareholders in the annual general meeting to be held on 16 May 2007. Such proposed dividend has neither been shown as an appropriation nor reflected as dividends payable in the Interim Financial Statements, but will be accounted for in shareholders' equity as an appropriation of retained earnings during the period in which the distribution is approved.

9 **Business combination**

On 9 January 2007, the Group acquired 100% equity interest in Beijing BIZCOM Corporation ("Beijing BIZCOM") from its original owners at a consideration comprising RMB20,000,000 plus a certain amount determined with reference to the book value of the net assets of Beijing BIZCOM as at the acquisition date. Beijing BIZCOM is a provider of mobile and telecommunications value-added services in the PRC.

## OPERATING INFORMATION

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

| | **For the 16-day period ended 31 March 2007** | For the 16-day period ended 31 December 2006 | Percentage Change |
|---|---|---|---|
| | *(in millions)* | | |
| Registered IM user accounts (at end of period) | **597.9** | 580.5 | 3.0% |
| Active user accounts (at end of period) | **253.7** | 232.6 | 9.1% |
| Peak simultaneous online user accounts (for the quarter) | **28.5** | 24.5 | 16.3% |
| Average daily user hours | **388.9** | 340.3 | 14.3% |
| Average daily messages(1) | **3,572.0** | 3,052.5 | 17.0% |
| Fee-based Internet value-added services registered subscriptions (at end of period) | **15.0** | 12.5 | 20.0% |
| Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)(2) | **10.2** | 9.9 | 3.0% |

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.

Our IM platform generally showed healthy growth in the first quarter of 2007. Our operating statistics were also positively affected in general by the Chinese New Year holidays and winter break for students. Registered IM user accounts grew as we relaxed some of our restrictions that were previously implemented for account security reasons. Active user

accounts, peak simultaneous online user accounts, average daily user hours and average daily messages increased in the first quarter of 2007, mainly reflecting the continuing enhancement of functionality and growing popularity of our services and the seasonal impact of the Chinese New Year and winter break for students. Our fee-based registered subscriptions for Internet value-added services increased as we continued to enhance the user experience and the functionalities of our products and services. Seasonal factors also contributed to the increase in fee-based registered subscriptions for Internet value-added services. Fee-based registered subscriptions for our mobile and telecommunications value-added services increased as a result of our increased promotional efforts relating to mobile chat services offered through China Mobile after we were able to confirm the continuation of our cooperative relationship with China Mobile for such services in December 2006.

## FINANCIAL PERFORMANCE HIGHLIGHTS

### First Quarter of 2007

Our unaudited consolidated revenues for the first quarter of 2007 were RMB773.1 million, an increase of 19.8% over the same period in 2006 and an increase of 8.4% from the fourth quarter of 2006.

Revenues from our Internet value-added services for the first quarter of 2007 were RMB501.8 million, an increase of 14.9% over the same period in 2006 and an increase of 14.9% from the fourth quarter of 2006.

Revenues from our mobile and telecommunications value-added services for the first quarter of 2007 were RMB196.5 million, an increase of 20.3% over the same period in 2006 and an increase of 1.8% from the fourth quarter of 2006.

Revenues from online advertising for the first quarter of 2007 were RMB74.1 million, an increase of 77.3% over the same period in 2006 and a decrease of 9.1% from the fourth quarter of 2006.

Cost of revenues for the first quarter of 2007 were RMB237.5 million, an increase of 35.2% over the same period in 2006 and an increase of 1.6% from the fourth quarter of 2006.

Selling and marketing expenses for the first quarter of 2007 were RMB70.2 million, a decrease of 12.0% over the same period in 2006 and a decrease of 4.4% from the fourth quarter of 2006.

General and administrative expenses for the first quarter of 2007 were RMB172.0 million, an increase of 32.5% over the same period in 2006 and a decrease of 4.6% from the fourth quarter of 2006.

Operating profit for the first quarter of 2007 was RMB327.4 million, representing an increase of 16.3% over the same period in 2006 and an increase of 34.0% from the fourth quarter of 2006. As a percentage of revenues, operating profit accounted for 42.3% for the first quarter of 2007, compared to 43.6% for the same period of 2006 and 34.2% for the fourth quarter of 2006.

Profit for the first quarter of 2007 was RMB290.2 million, representing an increase of 16.2% from the same period in 2006 and an increase of 10.1% from the fourth quarter of 2006. As a percentage of revenues, profit for the period accounted for 37.5% for the first quarter of 2007, compared to 38.7% for the same period of 2006 and 37.0% for the fourth quarter of 2006.

## MANAGEMENT DISCUSSION AND ANALYSIS

### First Quarter of 2007 Compared to Fourth Quarter of 2006

The following table sets forth the comparative figures for the first quarter of 2007 and the fourth quarter of 2006:

| | **Unaudited Three months ended** | |
|---|---|---|
| | **31 March 2007** | 31 December 2006 |
| | *(RMB in thousands)* | |
| Revenues | **773,061** | 713,225 |
| Cost of revenues | **(237,519)** | (233,697) |
| Gross profit | **535,542** | 479,528 |
| Other gains, net | **34,013** | 18,360 |
| Selling and marketing expenses | **(70,210)** | (73,430) |
| General and administrative expenses | **(171,977)** | (180,229) |
| Operating profit | **327,368** | 244,229 |
| Finance costs, net | **(12,505)** | (14,206) |
| Profit before income tax | **314,863** | 230,023 |
| Income tax (expenses) / benefit | **(24,694)** | 33,600 |
| Profit for the period | **290,169** | 263,623 |

*Revenues.* Revenues increased by 8.4% to RMB773.1 million for the first quarter of 2007 from RMB713.2 million for the fourth quarter of 2006. The following table sets forth our revenues by line of business for the first quarter of 2007 and the fourth quarter of 2006:

| | **Three months ended** | | | |
|---|---|---|---|---|
| | **31 March 2007** | | 31 December 2006 | |
| | **Amount** | **% of total revenues** | Amount | % of total revenues |
| | *(RMB in thousands, except percentages)* | | | |
| Internet value-added services | **501,787** | **64.9%** | 436,527 | 61.2% |
| Mobile and telecommunications value-added services | **196,544** | **25.4%** | 193,075 | 27.1% |
| Online advertising | **74,068** | **9.6%** | 81,525 | 11.4% |
| Others | **662** | **0.1%** | 2,098 | 0.3% |
| Total revenues | **773,061** | **100.0%** | 713,225 | 100.0% |

Revenues from our Internet value-added services increased by 14.9% to RMB501.8 million for the first quarter of 2007 from RMB436.5 million for the fourth quarter of 2006. The increase reflected the significant growth in revenues from our online identity and community business, particularly Qzone and QQ Pet, largely due to the seasonal impact of the Chinese New Year holidays and winter break for students. Revenues from online games also increased due to the same seasonal factors and as we completed the system upgrades for QQ Game implemented to improve system performance and user experience. During the implementation of the system upgrades that has been ongoing since the fourth quarter of 2006, our ability to generate revenues from QQ Game has been negatively affected. Increased online promotional events and seasonal factors also contributed to the increase in revenues from Premium QQ.

Revenues from our mobile and telecommunications value-added services increased by 1.8% to RMB196.5 million for the first quarter of 2007 from RMB193.1 million for the fourth quarter of 2006. This increase reflected increased revenues relating to our communication-based SMS business as a result of our increased promotion of our products and services, particularly our mobile chat services offered through China Mobile, after we were able to confirm the continuation of our cooperative relationship with China Mobile for such services. Specifically, in December 2006, we entered into a partnership with China Mobile to develop a platform named "Fetion QQ" that will enable interconnection between China Mobile's Fetion handset users and our QQ subscribers, which is expected to be introduced in the middle of 2007. The increase was partially offset by decreases in revenues relating to our non-subscription content-based SMS business due to intense competition and increased regulatory restrictions.

Revenues from online advertising decreased by 9.1% to RMB74.1 million for the first quarter of 2007 from RMB81.5 million for the fourth quarter of 2006, mainly reflecting the seasonal impact of the first quarter of each year being a weaker quarter for advertising.

*Cost of revenues.* Cost of revenues increased by 1.6% to RMB237.5 million for the first quarter of 2007 from RMB233.7 million for the fourth quarter of 2006. The increase principally reflected the increase in telecommunications operators' revenue share and imbalance fees and bandwidth and server custody fees as our business volume increased. As a percentage of revenues, cost of revenues decreased to 30.7% for the first quarter of 2007 from 32.8% for the fourth quarter of 2006. The following table sets forth our cost of revenues by line of business for the first quarter of 2007 and the fourth quarter of 2006:

| | **Three months ended** | | | |
|---|---|---|---|---|
| | **31 March 2007** | | 31 December 2006 | |
| | **Amount** | **% of segment revenues** | Amount | % of segment revenues |
| | *(RMB in thousands, except percentages)* | | | |
| Internet value-added services | **123,025** | **24.5%** | 116,531 | 26.7% |
| Mobile and telecommunications value-added services | **77,493** | **39.4%** | 81,513 | 42.2% |
| Online advertising | **29,881** | **40.3%** | 28,737 | 35.2% |
| Others | **7,120** | **1,075.5%** | 6,916 | 329.6% |
| Total cost of revenues | **237,519** | | 233,697 | |

Cost of revenues for our Internet value-added services increased by 5.6% to RMB123.0 million for the first quarter of 2007 from RMB116.5 million for the fourth quarter of 2006. The increase reflected higher revenue sharing costs and increased content subscription costs for various content, particularly, R2Beat, the online game that we licensed from third party. We also recognized higher expenses associated with our bandwidth capacity and servers as we supported more bandwidth intensive services, such as Qzone and online games.

Cost of revenues for our mobile and telecommunications value-added services decreased by 4.9% to RMB77.5 million for the first quarter of 2007 from RMB81.5 million for the fourth quarter of 2006. The decrease mainly reflected the decreased sharing costs as a result of decreased revenues from non-subscription content-based SMS services. The decrease was partially offset by higher amounts of telecommunications operators' revenue share as the volume of our mobile and telecommunications value-added services increased.

Cost of revenues for our online advertising increased by 4.0% to RMB29.9 million for the first quarter of 2007 from RMB28.7 million for the fourth quarter of 2006. The increase mainly reflected higher expenses associated with our bandwidth capacity and servers as we offered more bandwidth intensive services and higher staff costs as we strengthened our team. The increase was partially offset by the lower amount of sales commission paid to advertising agencies corresponding to the seasonally weaker advertising sales in the first quarter of 2007.

*Other gains, net.* Other gains reflected primarily the interest income generated from bank deposits and other interest-earning financial assets, fair value gains on financial instruments and financial subsidies from the PRC Government. Other gains increased by 85.3% to RMB34.0 million for the first quarter of 2007 from RMB18.4 million for the fourth quarter of 2006. In the first quarter of 2007, we received financial subsidies of RMB11.5 million from the PRC Government. Other gains in the fourth quarter of 2006 included financial subsidies of RMB15.2 million we received from the PRC Government, offset by a donation of RMB20.0 million to the Tencent Charity Fund, which was set up to support various charitable initiatives in China.

*Selling and marketing expenses.* Selling and marketing expenses decreased by 4.4% to RMB70.2 million for the first quarter of 2007 from RMB73.4 million for the fourth quarter of 2006. The decrease reflected our general trend of having lower selling and marketing expenses in the first quarter of each year due to Chinese New Year holidays. The increased promotional expenses attributable to mobile chat services were offset by our cutback in promotional and advertising expenses relating to non-subscription content-based SMS services and products. As a percentage of revenues, selling and marketing expenses decreased to 9.1% in the first quarter of 2007 from 10.3% in the fourth quarter of 2006.

*General and administrative expenses.* General and administrative expenses decreased by 4.6% to RMB172.0 million for the first quarter of 2007 from RMB180.2 million for the fourth quarter of 2006. The decrease mainly reflected the fact that no net value-added tax relating to the sales of software among group companies was attributable for the first quarter of 2007, while such expense was recognized in the fourth quarter of 2006. As a percentage of revenues, general and administrative expenses decreased to 22.2% in the first quarter of 2007 from 25.3% in the fourth quarter of 2006.

*Finance costs, net.* Finance costs represent foreign exchange loss and interest expenses arising from the discounting of "earn-out" consideration in connection with the acquisition of the Joymax Group. Finance costs decreased by 12.0% to RMB12.5 million for the first quarter of 2007 from RMB14.2 million for the fourth quarter of 2006. The decrease in finance costs recorded was mainly due to the smaller foreign exchange loss attributable to our US dollar-denominated cash and investments. A significant portion of our cash and investments is subject to the same risk, and if Renminbi continues to appreciate, we may incur further foreign exchange losses.

*Income tax (expenses) / benefit.* We recorded income tax expenses of RMB24.7 million for the first quarter of 2007 compared to an income tax benefit of RMB33.6 million for the fourth quarter of 2006. The net tax credit recorded for the fourth quarter of 2006 was mainly attributable to the recognition of deferred tax assets of RMB53.6 million relating to sales of self-developed software and technologies among our group companies, while no such deferred tax assets were recognized in the first quarter of 2007.

*Profit for the period.* As a result of the factors discussed above, profit for the period increased by 10.1% to RMB290.2 million for the first quarter of 2007 from RMB263.6 million for the fourth quarter of 2006. Net margin improved to 37.5% for the first quarter of 2007 compared to 37.0% for the fourth quarter of 2006.

**First Quarter of 2007 Compared to First Quarter of 2006**

The following table sets forth the comparative figures for the first quarter of 2007 and the first quarter of 2006:

| | **Unaudited Three months ended** | |
|---|---|---|
| | **31 March 2007** | 31 March 2006 |
| | *(RMB in thousands)* | |
| Revenues | **773,061** | 645,305 |
| Cost of revenues | **(237,519)** | (175,693) |
| Gross profit | **535,542** | 469,612 |
| Other gains, net | **34,013** | 21,536 |
| Selling and marketing expenses | **(70,210)** | (79,748) |
| General and administrative expenses | **(171,977)** | (129,807) |
| Operating profit | **327,368** | 281,593 |
| Finance costs, net | **(12,505)** | (10,095) |
| Profit before income tax | **314,863** | 271,498 |
| Income tax expenses | **(24,694)** | (21,798) |
| Profit for the period | **290,169** | 249,700 |

*Revenues.* Revenues increased by 19.8% to RMB773.1 million for the first quarter of 2007 from RMB645.3 million for the first quarter of 2006, as a result of a significant increase in revenues from Internet value-added services and mobile and telecommunications value-added services. The following table sets forth our revenues by line of business for the first quarter of 2007 and the first quarter of 2006:

| | **Three months ended** | | | |
|---|---|---|---|---|
| | **31 March 2007** | | 31 March 2006 | |
| | **Amount** | **% of total revenues** | Amount | % of total revenues |
| | *(RMB in thousands, except percentages)* | | | |
| Internet value-added services | **501,787** | **64.9%** | 436,538 | 67.6% |
| Mobile and telecommunications value-added services | **196,544** | **25.4%** | 163,426 | 25.3% |
| Online advertising | **74,068** | **9.6%** | 41,770 | 6.5% |
| Others | **662** | **0.1%** | 3,571 | 0.6% |
| Total revenues | **773,061** | **100.0%** | 645,305 | 100.0% |

Revenues from our Internet value-added services increased by 14.9% to RMB501.8 million for the first quarter of 2007 from RMB436.5 million for the first quarter of 2006. Revenues from our various online identity and community services increased as we enhanced the functionalities of Qzone and as we increased the daily limit on new QQ Pet activations following improvements in our system to handle increased user activity, which in turn increased daily user activities for the QQ Pet penguins. In addition, revenues from our Premium QQ services also increased as we began to bundle some of our other value-added services such as QQ Magic, E-cards, self-defined personal icons and QQ Ring into our service package during the second quarter of 2006. These increases were partially offset by a decrease in revenues from online games due to our strategy of reducing monetization to increase the attraction of the platform for free users and as certain monetization of the game portal was affected in connection with the system upgrades of QQ Game to improve system performance and user experience.

Revenues from our mobile and telecommunications value-added services increased by 20.3% to RMB196.5 million for the first quarter of 2007 from RMB163.4 million for the first quarter of 2006. This increase mainly reflected increased SMS revenues as we enhanced the functionalities of mobile chat services and increased revenues from 2.5G services, such as WAP. Increased revenues from content-based SMS services and mobile voice value-added services also contributed to the increase. These increases were partially offset by the negative impact of the policy changes implemented by China Mobile with respect to wireless value-added services on its Monternet platform since the third quarter of 2006, which involve giving new subscribers free one-month trial periods and reminding subscribers of fees and cancellation procedures.

Revenues from online advertising increased by 77.3% to RMB74.1 million for the first quarter of 2007 from RMB41.8 million for the first quarter of 2006. The increase in revenues reflected our growing customer base, particularly for our Internet portal advertising, increased pricing and new revenue sources such as "in game" advertising.

*Cost of revenues.* Cost of revenues increased by 35.2% to RMB237.5 million for the first quarter of 2007 from RMB175.7 million for the first quarter of 2006. The increase principally reflected increased bandwidth and server custody fees as we supported more bandwidth intensive services. In addition, staff costs increased as we increased the number of employees to support our various services and products and the amount of telecommunications operators' revenue share increased as our business volume increased. As a percentage of revenues, cost of revenues increased to 30.7% in the first quarter of 2007 from 27.2% in the first quarter of 2006. The following table sets forth our cost of revenues by line of business for the first quarter of 2007 and the first quarter of 2006:

| | Three months ended | | | |
|---|---|---|---|---|
| | **31 March 2007** | | 31 March 2006 | |
| | **Amount** | **% of segment revenues** | Amount | % of segment revenues |
| | *(RMB in thousands, except percentages)* | | | |
| Internet value-added services | **123,025** | **24.5%** | 94,683 | 21.7% |
| Mobile and telecommunications value-added services | **77,493** | **39.4%** | 59,441 | 36.4% |
| Online advertising | **29,881** | **40.3%** | 16,766 | 40.1% |
| Others | **7,120** | **1,075.5%** | 4,803 | 134.5% |
| Total cost of revenues | **237,519** | | 175,693 | |

Cost of revenues for our Internet value-added services increased by 29.9% to RMB123.0 million for the first quarter of 2007 from RMB94.7 million for the first quarter of 2006. The increase mainly reflected additional expenses incurred to support more bandwidth intensive services, such as Qzone and online games. In addition, increased telecommunications operators' revenue share and increased sharing and subscription costs also contributed to the increase in cost of revenues for our Internet value-added services.

Cost of revenues for our mobile and telecommunications value-added services increased by 30.4% to RMB77.5 million for the first quarter of 2007 from RMB59.4 million for the first quarter of 2006. The increase was due mainly to increased amounts of telecommunications operators' revenue share as the volume of our mobile and telecommunications value-added services increased and an increase in staff costs as we increased the number of employees to support our various services and products and in anticipation of the introduction of 3G services in China.

Cost of revenues for our online advertising increased by 78.2% to RMB29.9 million for the first quarter of 2007 from RMB16.8 million for the first quarter of 2006. The increase mainly reflected higher expenses associated with our bandwidth capacity and servers and higher staff costs as we offered more bandwidth intensive services. We also had higher commissions paid to agencies as a result of an increase in advertisement placements and increased leveraging of advertising agencies.

*Other gains, net.* We recorded other gains of RMB34.0 million for the first quarter of 2007 compared to RMB21.5 million for the first quarter of 2006. The increase mainly reflected the financial subsidies of RMB11.5 million received from the PRC Government in the first quarter of 2007, while no financial subsidies were received in the first quarter of 2006.

*Selling and marketing expenses.* Selling and marketing expenses decreased by 12.0% to RMB70.2 million for the first quarter of 2007 from RMB79.7 million for the first quarter of 2006. The decrease principally reflected reduced promotional and advertising activities with only few new product launches compared to the significant marketing activities undertaken in the first quarter of 2006 to launch new services and products, diversify and expand our collection channels and enhance our brand recognition.

*General and administrative expenses.* General and administrative expenses increased by 32.5% to RMB172.0 million for the first quarter of 2007 from RMB129.8 million for the first quarter of 2006. The increase primarily reflected the increase in staff cost as a result of a higher number of staff employed to support our business expansion and increased salaries. Research and development costs also increased as a result of an increase in the number of research and development staff and technical personnel developing new products and services to drive our future growth, including online games, IM functionalities and other Internet value-added services. We also had additional office leasing expenses as we expanded our business.

*Finance costs, net.* Finance costs represent foreign exchange loss and interest expenses arising from the discounting of "earn-out" consideration in connection with the acquisition of the Joymax Group. We recorded finance costs of RMB12.5 million for the first quarter of 2007 compared to RMB10.1 million for the first quarter of 2006. The increase in finance costs recorded was due to foreign exchange loss relating to our US dollar-denominated cash and investments in connection with the appreciation of Renminbi. A significant portion of our cash and investments are subject to the same risk, and if Renminbi continues to appreciate, we may incur further foreign exchange losses.

*Income tax expenses.* We recorded income tax expenses of RMB24.7 million for the first quarter of 2007 compared to income tax expenses of RMB21.8 million for the first quarter of 2006. The increase mainly reflected the increase in our profit before tax.

*Profit for the period.* Profit for the period increased by 16.2% to RMB290.2 million for the first quarter of 2007 from RMB249.7 million for the first quarter of 2006. Net margin was 37.5% for the first quarter of 2007 compared to 38.7% for the first quarter of 2006.

## LIQUIDITY AND FINANCIAL RESOURCES

As at 31 March 2007 and 31 December 2006, we had the following major financial resources in the form of cash and investments:

| | **Unaudited 31 March 2007** | Audited 31 December 2006 |
|---|---|---|
| | *(RMB in thousands)* | |
| Cash and cash equivalents | **1,690,570** | 1,844,320 |
| Term deposits with initial term of over three months | **1,092,633** | 944,375 |
| Financial assets held for trading | **294,018** | 195,907 |
| Held-to-maturity investments | **309,368** | 234,261 |
| Total | **3,386,589** | 3,218,863 |

A large portion of our financial resources represent non-Renminbi denominated proceeds raised from our initial public offering in 2004, and is held in deposits and investments denominated in US dollars. Since there are no cost-effective hedges against the appreciation of Renminbi, we have not used any means to hedge our exposure to foreign exchange risk. In addition, generally there is no effective manner to convert a significant amount of US dollars into Renminbi, which is not a freely exchangeable currency. Therefore, we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 31 March 2007.

## BUSINESS OUTLOOK

In the first quarter of 2007, we benefited from strong seasonality in both user numbers and consumption of Internet value-added services due to Chinese New Year holidays and winter break for students. Although the second quarter will present a weaker seasonality in general, we believe the trend of growth in the online services market continues to be intact on a long-term basis. In view of this favorable trend, competition in the online market will continue to intensify. Amid a market that is filled with both opportunities and challenges, we have continued our focus on enhancing our long-term competitiveness, including building our online platforms, investing in strategic research and development, developing a talented team, and striking a right balance between providing free services to attract users and to monetize fee-based services. We have benefited from such long-term business approach in the past and believe that such an approach will serve the best interest of our users, employees and shareholders in the long-run.

In our IM platform, we have continued our focus on enhancing account security and fighting against spam messages. Since we stepped up our effort in these two areas in the middle of last year, we have achieved favorable results in reducing account theft, virtual item theft and spam messages on our IM platform. However, we have also seen malicious users coming up with new variations of fraudulent activities in response. As a result, it is very important for

us to continue upgrading our security and anti-spamming programs in order to be effective. On the other hand, we have also been working to enhance the basic functionalities of our IM service, including enhancing the performance of the client software, increasing the speed for users to send files, and integrating better email functions with the IM service.

In our QQ.com portal platform, we have continued our leadership as number one portal in China in terms of page view, according to Alexa.com. We have also embarked on an ambitious program to enhance the profile and recognition of QQ.com. This program includes running an advertising campaign to target business people, signing up as the Internet media partner of high profile sports, business and entertainment events, and investing in high quality content to enrich the various channels in QQ.com. Through this program, we aim to enhance QQ.com's positioning as the leading portal in China and support our drive to generate more advertising revenue in the future.

In our community-oriented Internet value-added services, we have focused on enhancing the performance and functionalities of Qzone, which has grown to become a significant platform from both usage and monetization perspectives. In addition, we have also been working on an upgrade for QQ Show as the product has been in the market for quite some time and has experienced weakness in revenue recently. We are also working on upgrades of QQ Pet to continue to add elements of fun to this innovative product.

In our game-related Internet value-added services, we have benefited from favorable seasonality in the first quarter. In particular, QQ Game registered significant growth in its peak concurrent users and increase in revenue. However, we do expect QQ Game to see some negative seasonality in the second quarter. In MMOG, QQ Fantasy experienced decline in its revenue because of rising competition from games that are free to play but charge by items as QQ Fantasy itself is a game that charges based on the amount of playing time. We are working on upgrades of QQ Fantasy and are also doing some tests around selling items in addition to collecting time-based charges. Looking forward, we are planning to launch our self-developed light MMOG QQ San Guo in the second half to strengthen our product portfolio in this area. In advanced casual games, R2Beat benefited from the strong holiday season in the first quarter while QQ Tang saw decline because it is a more mature product. We are currently planning to launch two advanced casual games in the second half of this year, subject to timeliness of the development works. We are also working continuously to strengthen our pipeline of online games through self-development, licensing, and partnership with third-party studios.

In our mobile and telecommunication value-added services, the industry environment continues to be challenging, particularly for competitive content-based services. We have been able to maintain relative stability in our business through enhancing user experience and product differentiation. We have been focusing on the development of Fetion QQ in partnership with China Mobile, which is tracking as planned. We are also improving our execution in order to support and comply with more stringent regulations in the industry, which we believe will benefit the industry over the long-run. In addition, we continue to develop wireless Internet applications, such as free WAP portal, in anticipation of 3G.

In our online advertising business, we experienced a sluggish quarter due to the generally weak seasonality associated with the first quarter. However, as we continue to strengthen our online advertising team and our relationship with leading advertisers and advertising agencies, we believe we can leverage our strong collection of integrated online platforms to deliver above-industry growth in our advertising revenue for the full year.

## OTHER INFORMATION

### *Employee and Remuneration Policies*

As at 31 March 2007, the Group had 3,087 employees (31 March 2006: 2,329), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost (including capitalised remuneration cost) incurred by the Group for the three months ended 31 March 2007 was RMB156.5 million (for the three months ended 31 March 2006: RMB125.9 million).

### *Purchase, Sale or Redemption of the Company's Listed Securities*

During the three months ended 31 March 2007, neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company's listed securities.

### Audit Committee

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited Interim Financial Statements for the three months ended 31 March 2007.

### Compliance with the Code on Corporate Governance Practices

Save as disclosed in the 2006 annual report of the Company which was the position as at 31 December 2006, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the three months ended 31 March 2007, complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As to the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules, the Board will continue to review the current structure from time to time and shall make necessary changes when appropriate and inform the shareholders accordingly.

**Appreciation**

Last but not least, I would like to express my deepest gratitude to our staff for their contribution, commitment and hard work and to our Board for its guidance and support throughout the year. I would also like to thank all our shareholders and investors for their support and confidence in our Group.

By Order of the Board
**Ma Huateng**
*Chairman*

Hong Kong, 16 May 2007

*As at the date of this announcement, the directors of the Company are:*

*Executive Directors:*
Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;

*Non-Executive Directors:*
Antonie Andries Roux and Charles St Leger Searle; and

*Independent Non-Executive Directors:*
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

*This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. These forward-looking statements may prove to be incorrect and may not be realized in future. Underlying these forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.*

Please also refer to the published version of this announcement in The Standard.

Tencent 腾讯

# TENCENT HOLDINGS LIMITED

騰訊控股有限公司

*(Incorporated in the Cayman Islands with limited liability)*

**(Stock Code: 700)**

## Voting Results at the 2007 Annual General Meeting of Tencent Holdings Limited

At the annual general meeting of Tencent Holdings Limited (the "Company") held on 16 May 2007 (the "AGM"), poll voting was demanded by the Chairman for voting on all proposed resolutions as set out in the notice of the AGM dated 18 April 2007. There are no restrictions on shareholders to cast votes on any of the following resolutions at the AGM. The Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM. All resolutions were approved by shareholders and details of the voting results are as follows:

| Resolutions | | Number of Votes (%) | |
|---|---|---|---|
| | | For | Against |
| 1 | To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2006. | 1,374,616,226 (100%) | 0 (0%) |
| 2 | To declare a final dividend. | 1,374,616,226 (100%) | 0 (0%) |
| 3(i) | (a) To re-elect Mr. Zhang Zhidong as director. | 1,373,613,226 (99.93%) | 1,003,000 (0.07%) |
| | (b) To re-elect Mr. Charles St Leger Searle as director. | 1,372,239,226 (99.83%) | 2,377,000 (0.17%) |
| | (c) To re-elect Mr. Lau Chi Ping Martin as director. | 1,373,613,226 (99.93%) | 1,003,000 (0.07%) |
| 3(ii) | To authorize the Board of Directors to fix the Directors' remuneration. | 1,374,616,226 (100%) | 0 (0%) |
| 4 | To re-appoint Auditors and to authorize the Board of Directors to fix their remuneration. | 1,374,616,226 (100%) | 0 (0%) |
| 5 | To grant a general mandate to the Directors to issue new shares (Ordinary Resolution 5 as set out in the notice of the AGM). | 1,183,233,690 (86.08%) | 191,382,536 (13.92%) |
| 6 | To grant a general mandate to the Directors to repurchase shares (Ordinary Resolution 6 as set out in the notice of the AGM). | 1,374,616,226 (100%) | 0 (0%) |
| 7 | To extend the general mandate to issue new shares by adding the number of shares repurchased (Ordinary Resolution 7 as set out in the notice of the AGM). | 1,195,794,690 (86.99%) | 178,821,536 (13.01%) |
| 8 | To terminate the existing share option scheme adopted on 24 March 2004 and to adopt a new share option scheme of the Company (Ordinary Resolution 8 as set out in the notice of the AGM). | 1,366,913,486 (99.44%) | 7,702,740 (0.56%) |

All resolutions set out above were passed as Ordinary Resolutions.

Shareholders may refer to the notice of the AGM and the circular dated 18 April 2007 issued to shareholders for details of the above resolutions.

The total number of shares entitling the holders to attend and vote all resolutions at the AGM was 1,778,073,098 shares.

By order of the Board
**Ma Huateng**
*Chairman*

Hong Kong, 16 May 2007

As at the date of this announcement, the directors of the Company are:
*Executive Directors:* Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;
*Non-Executive Directors:* Antonie Andries Roux and Charles St Leger Searle; and
*Independent Non-Executive Directors:* Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Please also refer to the published version of this announcement in The Standard.

END